UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Kaiser Group Holdings, Inc.
                 (successor issuer to Kaiser Group
                  International, Inc.)

Title of Class of Securities: Common Stock, par value $.01 per share

CUSIP Number:   483059101

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

                        James D. Bennett
               c/o Bennett Management Corporation
                  2 Stamford Plaza, Suite 1501
                        281 Tresser Blvd.
                  Stamford, Connecticut  06901

     (Date of Event which Requires Filing of this Statement)

                         April 17, 2001

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [
].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall





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be subject to all other provisions of the Act (however, see the
Notes).

















































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


CUSIP No. 483059101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Restructuring Fund, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         153,695

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         153,695








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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         153,695

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         9.55%

14. Type of Reporting Person

         PN




































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


CUSIP No.  483059101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Restructuring Capital Associates, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         153,695

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         153,695








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


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         153,695

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         9.55%

14. Type of Reporting Person

         PN




































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


CUSIP No.  483059101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James D. Bennett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         230,569

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         230,569








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


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         230,569

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         14.32%

14. Type of Reporting Person

         IN




































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


Item 1.  Security and Issuer

         This statement relates to the common stock (the

"Shares") of Kaiser Group Holdings, Inc. (the "Company").  The

Company's principal executive office is located at 9302 Lee

Highway, Fairfax, Virginia 22031-1207.

Item 2.  Identity and Background

         This Schedule 13D is being filed by Bennett

Restructuring Fund, L.P., Restructuring Capital Associates, L.P.,

and James D. Bennett (the "Reporting Persons"), with respect to the common stock (the "Shares") of Kaiser Group Holdings, Inc.

the "Issuer").  James D. Bennett, through Bennett Capital

Corporation, controls Restructuring Capital Associates, L.P., the general partner of Bennett Restructuring Fund, L.P. and also controls Bennett Offshore Investment Corporation, the investment manager to Bennett Offshore Restructuring Fund, Inc.

         The business address of each of the Reporting Persons

is:

         2 Stamford Plaza
         Suite 1501
         281 Tresser Boulevard
         Stamford, Connecticut 06901

         Restructuring Capital Associates, L.P. and Bennett
         Restructuring Fund, L.P. are Delaware limited partnerships

         The principal business of Restructuring Capital

Associates, L.P. is to act as an investment adviser.  The





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


principal business of Bennett Restructuring Fund, L.P., is to act as a private investment partnership through which investors who meet certain sophistication and net worth requirements invest.

         None of the Reporting Persons has, during the last five

years, been convicted in any criminal proceeding.

         None of the Reporting Persons has, during the last five

years, been a party to a civil proceeding of a judicial or

administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         James D. Bennett is a citizen of the United States of

America.



Item 3.  Source and Amount of Funds or Other Consideration

         The Shares were distributed to Bennett Restructuring

Fund, L.P. and Bennett Offshore Restructuring Fund, Inc. (the

"Funds") pursuant to the Second Amended Plan of Reorganization of the Kaiser Group International with an effective date of April

17, 2001 as partial consideration for existing obligations to the

Funds, which, prior to the Second Amended Plan of Reorganization,

held senior subordinated notes of the Kaiser Group International due 2003.




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Item 4.  Purpose of Transaction

         The Shares beneficially owned by the Reporting

Persons were acquired pursuant to a plan of reorganization

and are being held solely for investment purposes.

         Though the brother of James D. Bennett, Jon Bennett

is presently a member of the Board of Directors of the

Issuer, none of the Reporting Persons has any plan or

proposal which relates to, or would result in, any of the

actions enumerated in Item 4 of the instructions to

Schedule 13D, except that (i) the Reporting Persons may

dispose of some or all of the Shares, or may acquire

additional Shares for their own accounts or on behalf of

investment advisory clients, from time to time, depending

upon the price of the Shares, market conditions, evaluation

of alternative investments, and other factors.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, James D. Bennett is  deemed

to be the beneficial owner of 230,569 Shares of the Issuer.

Each of the other Reporting Persons is deemed to be the

beneficial owner of 153,695 Shares of the Issuer.  All of

these Shares are beneficially owned by investment advisory

clients of entities controlled by James D. Bennett.  Based

on the Issuer's latest 8-K, there were a total of 1,610,195

Shares outstanding as of April 17, 2000.  Therefore, James




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


D. Bennett is deemed to beneficially own 14.32% of the

outstanding Shares.  Each of the other Reporting Persons is

deemed to beneficially own 9.55% of the outstanding Shares.

James D. Bennett has the shared power to vote, direct the

vote, dispose of or direct the disposition of all (230,569)

of the Shares.  Each of the other Reporting Persons has the

shared power to vote, direct the vote, dispose of or direct

the disposition of all (153,695) of the Shares.

         The Reporting Persons may be deemed to be the

beneficial owners of the Funds' Shares.  Pursuant to Rule

13d-4 promulgated under the Securities Exchange Act of 1934,

the Reporting Persons hereby declare that the filing of this

Schedule 13D shall not be construed as an admission that

they are the beneficial owners of these Shares.  No

transactions in Shares were effected by the Reporting

Persons during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         None of the Reporting Persons has any contract,

arrangement, understanding or relationship with any person

with respect to the Shares.










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


Item 7.  Material to be Filed as Exhibits

         A Joint Filing Agreement on behalf of the Reporting

Persons is filed herewith as Exhibit A.

Signature

    The undersigned after reasonable inquiry and to the best

of their knowledge and belief, certify that the information

set forth in this statement is true, complete and correct.




                             JAMES D. BENNETT

                             /s/ James D. Bennett

                             James D. Bennett

                             RESTRUCTURING CAPITAL ASSOCIATES,
                               L.P.

                               By: Bennett Capital Corporation
                               General Partner

                                 /s/ James D. Bennett
                             By:
                                 James D. Bennett, President

                             BENNETT RESTRUCTURING FUND, L.P.

                             By: Restructuring Capital
                               Associates, L.P.
                                 General Partner

                             By: Bennett Capital Corporation
                                 General Partner

                                 /s/ James D. Bennett
                             By:
                                 James D. Bennett, President

DATE:May 10, 2001




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                                                        Exhibit A

                     JOINT FILING AGREEMENT

    The undersigned agree that this Schedule 13D dated

relating to the Common Stock of shall be filed on behalf of each of the undersigned.

                             JAMES D. BENNETT

                             /s/ James D. Bennett

                             James D. Bennett

                             RESTRUCTURING CAPITAL ASSOCIATES,
                               L.P.

                               By: Bennett Capital Corporation
                               General Partner

                                 /s/ James D. Bennett
                             By:
                                 James D. Bennett, President

                             BENNETT RESTRUCTURING FUND, L.P.

                             By: Restructuring Capital
                               Associates, L.P.
                                 General Partner

                             By: Bennett Capital Corporation
                                 General Partner

                                 /s/ James D. Bennett
                             By:
                                 James D. Bennett, President













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